Filed Pursuant to Rule 433
Free Writing Prospectus
Registration No. 333-200666
February 5, 2015

FOR IMMEDIATE RELEASE
DATE: FEBRUARY 5, 2015

ARC REPORTS SECOND QUARTER FISCAL YEAR 2015 FINANCIAL RESULTS

For the quarter ended December 28, 2014, compared to the quarter ended December 29, 2013:

•                  Sales of $27.1 Million, An Increase of 35.9%;

•                  Gross Profit of $6.4 Million, In-line With the Prior Year Period; and

•                  Adjusted EBITDA of $3.8 Million, In-line With the Prior Year Period.

DELAND, FL., February 5, 2015/PRNewswire/—ARC Group Worldwide, Inc. (“ARC”) (NASDAQ: ARCW), a leading global provider of advanced manufacturing and 3D printing solutions, today reported its second quarter fiscal year 2015 (December 28, 2014) financial results.

Second Quarter Operating Results

Second quarter fiscal year 2015 revenue was $27.1 million, an increase of 35.9% compared to the prior year period.  The year-over-year increase was largely the result of acquisitions completed during the fourth quarter of fiscal year 2014.  Sequentially, weakness in the firearms industry offset metal injection molding (“MIM”) revenue gains in other sectors, as well as record quarterly revenue at Tekna Seal and robust sales growth at 3D Material Technologies and Kecy.  Quarterly revenue results at the Company’s Hungarian operations were also impacted by the decline of the Euro versus the US dollar.  In January 2015, the Company entered into currency contracts to partially mitigate potential further Euro depreciation.

Gross Profit for the period was $6.4 million, an increase of 0.9% compared to the prior year period.  Adjusted EBITDA was $3.8 million, an increase of 0.3% compared to the prior year period.  Sequentially, Adjusted EBITDA margins were 14.1%, versus 14.2% and 9.6% in the prior two quarters since the Kecy acquisition.  Overall, while the Company continues to execute on its integration and cost reduction strategies, margins during the quarter were impacted by several factors, including: (i.) a reduction in inventory levels at AFT to improve working capital efficiency; (ii.) changes in the Company’s direct workforce versus contract labor staffing levels; (iii.) continued investment into 3DMT’s proprietary Additive Manufacturing technology and services; and (iv.) continued investment in the Company’s sales and marketing efforts.

Last quarter, the Company began the implementation of an extensive margin enhancement program throughout each of its operating units.  ARC expects to realize improved operational efficiencies and margins from these strategic initiatives, particularly as revenue returns to normalized levels.  Separately, recent indications from firearm customers, defense industry conferences, and other sector metrics, including FBI background checks, have suggested the firearm market has begun to stabilize and is poised for a potential rebound.

Jason Young, Chairman and CEO, commented, “ARC remains in a transitional phase following our acquisitive prior fiscal year, and while we have faced modest short term weakness due to the slowdown in the firearms market, we remain optimistic about the long term prospects of our approach to advanced manufacturing through the strategic combination of additive and subtractive processes.  We believe our platform is differentiated, and offers our customers unique and comprehensive solutions to their manufacturing needs.  We also believe that as we fully integrate our offerings, we will be able to improve our margins and expand our revenue over time.  In the short run, some of our efforts require investment and productivity improvements, but long-term we believe we are developing proprietary technology that will give our customers innovative and compelling advantages.”

GAAP to Non-GAAP Reconciliation

EBITDA, Adjusted EBITDA, EBITDA margin, and Adjusted EBITDA margin are non-GAAP financial measures.  EBITDA margin and Adjusted EBITDA margin are calculated by dividing EBITDA and Adjusted EBITDA, respectively, by sales.  We have provided this non-GAAP financial information to aid in better understanding the Company’s performance absent these charges.  Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States.  The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

The reconciliation to GAAP is as follows (dollars in thousands):

For the three months ended:	December 28, 2014	September 28, 2014	June 30, 2014	December 29, 2013
Net (Loss) Income (GAAP)	$(2)	$232	$209	$1,575
Plus: Interest Expense, Net	1,213	921	618	294
Plus: Income Taxes	237	153	(7)	690
Plus: Depreciation and Amortization	2,355	2,311	1,681	892
EBITDA (Non-GAAP)	$3,803	$3,617	2,501	$3,451
EBITDA Margin (Non-GAAP)	14.0%	12.6%	10.6%	17.3%
Plus: Merger Expense	$11	$176	$342	$—
Plus: Other Non-Recurring Expenses	—	286	—	—
Plus: Reorganization expenses	—	—	—	351
Less: Gain on Early Extinguishment of Debt	—	—	(578)	—
Adjusted EBITDA (Non-GAAP)	$3,814	$4,079	$2,265	$3,802
Adjusted EBITDA Margin (Non-GAAP)	14.1%	14.2%	9.6%	19.1%

Merger expenses are costs incurred to effectuate our acquisitions, such as advisory, legal and accounting fees.  Other non-recurring expenses consist primarily of accounting and legal fees associated with our acquisitions and financing activities.  Reorganization expenses are primarily labor and labor related costs association with the termination of employees.

Adjusted EBITDA excludes interest expense, net and income taxes because these items are associated with our capitalization and tax structures.  Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which may not be indicative of future capital expenditure requirements.

The Company has filed a registration statement (including a preliminary prospectus and issuer free writing prospectuses) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of common stock to which this presentation relates.  Before you invest, you should read the prospectus in that registration statement, the issuer free writing prospectuses and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents free of charge by visiting the SEC online database (EDGAR) on the SEC’s website at www.sec.gov.  The Company’s registration statement on Form S-1 containing the preliminary prospectus, dated January 20, 2015, is available at the following link:

http://www.sec.gov/Archives/edgar/data/826326/000104746915000280/a2222688zs-1a.htm

Alternatively, you may obtain a copy of the prospectus and any other publicly available documents from the Company by calling (303) 467-5236 or from Brean Capital by calling (212) 702-6500.

About ARC Group Worldwide, Inc.

ARC Group Worldwide, Inc. is a leading global advanced manufacturing and 3D printing service provider. With its business founded in 1987, the Company offers its customers a compelling portfolio of advanced manufacturing technologies and cutting-edge capabilities to improve the efficiency of traditional manufacturing processes and accelerate their time to market. In addition to being a world leader in metal injection molding (“MIM”), ARC has significant expertise in 3D printing and imaging, materials science, advanced tooling, automation, machining, stamping, plastic injection molding, lean manufacturing, and robotics. For more information about ARC Group Worldwide, Inc. please visit www.ArcGroupWorldwide.com, or its operating subsidiaries at www.3DMaterialTechnologies.com, www.AFTmim.com, www.AFTmimHU.com, www.ARCmim.com, www.ArcWireless.net, www.ATCmold.com, www.FloMet.com, www.GeneralFlange.com, www.Injectamax.com, www.kecycorporation.com, www.TeknaSeal.com, and www.ThixoWorks.com.

Forward Looking Statements

This press release may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995, which are based on ARC’s current expectations, estimates and projections about future events.  These include, but are not limited to, statements, if any, regarding business plans, pro-forma statements and financial projections, ARC’s ability to expand its services and realize growth.  These statements are not historical facts or guarantees of future performance, events or results.  Such statements involve potential risks and uncertainties, and the general effects of financial, economic, and regulatory conditions affecting our industries.  Accordingly, actual results may differ materially.  ARC does not have any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  For additional factors that may affect future results, please see filings made by ARC with the Securities and Exchange Commission (“SEC”), including its registration statement on Form S-1, as amended, its Form 10-K for the fiscal year ended June 30, 2014 and Form 10-Q for the period ended September 28, 2014, as well as current reports on Form 8-K filed from time-to-time with the SEC.

CONTACT: Drew M. Kelley

PHONE: (303) 467-5236

Email: InvestorRelations@ArcGroupWorldwide.com

ARC Group Worldwide, Inc.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
(in thousands, except for share and per share amounts)	December 28, 2014	December 29, 2013	December 28, 2014	December 29, 2013
Sales	$27,106	$19,942	$55,804	$38,342
Cost of sales	20,719	13,610	42,434	26,387
Gross profit	6,387	6,332	13,370	11,955
Selling, general and administrative	4,919	3,780	10,418	7,502
Merger expense	11	—	187	—
Income from operations	1,457	2,552	2,765	4,453
Other (expense) income, net	(9)	7	(11)	7
Interest expense, net	(1,213)	(294)	(2,134)	(499)
Income before income taxes	235	2,265	620	3,961
Income tax expense	(237)	(690)	(390)	(1,076)
Net (loss) income	(2)	1,575	230	2,885
Less: Net income attributable to non-controlling interest	(58)	(61)	(114)	(117)
Net (loss) income attributable to ARC Group Worldwide, Inc.	$(60)	$1,514	$116	$2,768
Net income per common share:
Basic and diluted income per share	$—	$0.10	$0.01	$0.19

Weighted average common shares outstanding:
Basic and diluted	14,673,205	14,693,285	14,673,205	14,506,817

ARC Group Worldwide, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except for share and per share amounts)	December 28, 2014	June 30, 2014
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,859	$9,384
Accounts receivable, net	15,679	15,337
Inventories, net	16,432	15,231
Prepaid and other current assets	4,058	2,606
Total current assets	40,028	42,558
Property and equipment, net	45,772	45,268
Goodwill	14,764	16,357
Intangible assets, net	29,089	30,825
Other	2,019	1,381
Total assets	$131,672	$136,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,485	$9,430
Accrued expenses	5,623	5,905
Deferred revenue	1,290	1,016
Bank borrowings, current portion of long-term debt	13,120	14,419
Capital lease obligations, current portion	1,140	1,124
Accrued escrow obligation	4,291	2,400
Total current liabilities	31,949	34,294
Long-term debt, net of current portion	62,807	62,757
Capital lease obligations, net of current portion	4,240	4,723
Accrued escrow obligation	—	2,600
Other	1,276	674
Total liabilities	100,272	105,048

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, 2,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.0005 par value, 250,000,000 shares authorized; 15,088,522 shares issued and 15,080,121 shares outstanding at December 28, 2014 and June 30, 2014	3	3
Treasury stock, at cost; 8,401 shares at December 28, 2014 and June 30, 2014	(94)	(94)
Additional paid-in capital	14,122	14,293
Retained earnings	16,259	16,143
ARC Group Worldwide, Inc. total stockholder equity	30,290	30,345
Non-controlling interest	1,110	996
Total stockholders’ equity	31,400	31,341
Total liabilities and stockholders’ equity	$131,672	$136,389

ARC Group Worldwide, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended
(in thousands)	December 28, 2014	December 29, 2013
Cash flows from operating activities:
Net income	$230	$2,885
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	4,666	1,790
Non-cash stock based compensation expense	—	779
Amortization of debt discount	—	211
Bad debt expense and other	(56)	59
Deferred income taxes	12	—
Changes in working capital
Accounts receivable	(309)	526
Inventory	(1,200)	(936)
Prepaid expenses and other assets	(1,502)	(200)
Accounts payable	(2,944)	30
Other accrued expenses	604	978
Deferred revenue	274	(92)
Net cash (used in) provided by operating activities	(225)	6,030

Cash flows from investing activities:
Purchase of plant and equipment	(3,446)	(892)
Net cash used in investing activities	(3,446)	(892)

Cash flows from financing activities:
Proceeds from debt issuance	23,500	—
Repayments of long-term debt and capital lease obligations	(25,216)	(3,112)
Stock issuance costs	(138)	—
Repurchase of shares	—	(93)
Net cash used in financing activities	(1,854)	(3,205)
Net (decrease) increase in cash and cash equivalents	(5,525)	1,933
Cash and cash equivalents, beginning of period	9,384	3,601
Cash and cash equivalents, end of period	$3,859	$5,534
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,587	$288
Cash paid for income taxes	$20	$—
Non-cash investing and financing activities:
Termination of note receivable from related party	$—	$272